UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number:  001-36028

Ardmore Shipping Corporation
(Translation of registrant's name into English)

City Gate Building 1000, Mahon, Cork, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the press release of Ardmore Shipping Corporation (the "Company") dated August 26, 2013, announcing the Company's earnings report for the second quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION (registrant)

	By:	/s/ Paul Tivnan
Dated: August 26, 2013		Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

Exhibit 99.1

ARDMORE SHIPPING CORPORATION ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2013

CORK, Ireland – Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company) today announced results for the three and six months ended June 30, 2013. A summary of the recent and second quarter highlights are as follows:

Highlights

•
The Company raised $140 million of gross proceeds in its initial public offering ("IPO") of common stock, par value $0.01, which closed on August 6, 2013. In connection with its IPO, the Company listed its common stock on the New York Stock Exchange and trading commenced on August 1, 2013.

•
Signed contracts for the construction of ten newbuildings at yards in South Korea and Japan which are expected to be delivered in 2014 and 2015 for a total of $319.8 million, increasing the Ardmore fleet to 20 ships consisting of eight vessels in operation and 12 vessels on order.

•	Entered into a commercial management arrangement with Mansel Limited, a subsidiary of the Vitol Group, for employment of six eco-design MR product tankers.

•
Accepted delivery of the Company's second newbuilding, the Ardmore Seaventure from SPP Shipbuilding Co. Ltd, which commenced employment under a one year time charter with Cargill International S.A. ("Cargill").

•	Renewed the time charter for the Ardmore Seafarer in July, for one year at an increased rate with Itochu Enex Co. Ltd.

•	Entered into a commercial management arrangement with Nordic Womar Pte Ltd to spot charter the Ardmore Centurion in chemical and product trades.

•
Reported adjusted EBITDA of $3.0 million (see Non-GAAP Measures section below) in the three months ended June 30, 2013, an increase of $0.9 million from the three months ended June 30, 2012. The Company reported an adjusted net loss of $0.7 million (see Non-GAAP Measures section below), or $0.04 basic and diluted adjusted loss per share, for the three months ended June 30, 2013. Including IPO related expenses and deferred finance fees written off in the period, the net loss was $1.2 million, or $0.07 basic and diluted loss per share, for the period.

Anthony Gurnee, the Company's Chief Executive Officer commented:

"It is my pleasure to present Ardmore's first earnings release as a public company and to outline a number of significant transactions concluded in the past few weeks. We are pleased with Ardmore's successful listing on New York Stock Exchange on August 1, 2013 and the calibre of investors who chose to participate in the offering. We believe it is a highly opportune time to invest in our sectors and we look forward to building the value of Ardmore for our investors."

"As part of our expansion, we are pleased to announce a commercial management arrangement with Mansel Limited, the in-house shipping arm of Vitol SA. The arrangement is for the employment of six MR product tankers on a pooling and time charter basis. Ardmore's chartering policy is to balance time charters and spot employment with customers having large cargo volumes in an effort to maximise commercial flexibility, manage cash flow visibility, and provide shareholders with upside in an improving market. The arrangement with Mansel is a significant step for Ardmore given Vitol's strong position in the global oil market. We look forward to providing Vitol with high quality service with these brand new, fuel efficient vessels."

Mr Gurnee continued: "We are very satisfied with Ardmore's progress in furtherance of our business strategy by adding ten newbuildings to the fleet in recent weeks at attractive prices from high quality yards. Our recent orders increase our total fleet to 20 ships which consists of approximately 80% MR tankers by cargo capacity. As a consequence, we believe that Ardmore is well positioned to take advantage of improvements in the charter market for both products and chemicals."

Summary of Recent and Second Quarter Events

Initial Public Offering

On August 6, 2013, the Company completed its IPO of 10,000,000 shares of its common stock, par value $0.01, at $14.00 per share. The gross proceeds to the Company from the IPO were $140 million before deducting underwriting discounts and commission and IPO related expenses. The underwriters have an over-allotment option to purchase up to an additional 1,500,000 shares at $14.00 per share which expires on August 30, 2013.

Commercial Arrangement with Vitol Group companies

In July 2013, Ardmore agreed to terms for a commercial arrangement for the employment of six MR product tankers with Mansel Limited. Two of the vessels will be employed on a time charter arrangement and four vessels will be employed under a commercial pooling arrangement. All six vessels will operate as part of Mansel's MR product tanker fleet.

Mansel Limited is the commercial shipping arm of Vitol SA, one of the largest independent energy trading companies. Mansel's activities complement the core cargo flows and it seeks to maximise utilization of its fleet through access to third party and internal cargos.

Vessel Acquisitions

SPP Shipbuilding Co. Ltd – Four Newbuildings
On July 16, 2013, Ardmore agreed to acquire two 50,300 Dwt IMO 3 eco-design product tankers ordered from SPP Shipbuilding Co. Ltd, South Korea. ("SPP"). On August 8, 2013, the Company exercised options on two additional 50,300 Dwt IMO 3 eco-design product tankers. The four vessels have a total contract cost of approximately $136,400,000 inclusive of ballast water treatment systems. Ardmore expects to take delivery of these vessels from SPP commencing in the first quarter 2015.

Hyundai Mipo Dockyard Co. Ltd – Two Newbuildings
On August 14, 2013, Ardmore executed contracts for the construction of two 37,000 Dwt IMO 2 eco-design chemical tankers ordered from Hyundai Mipo Dockyard Co. Ltd, South Korea ("HMD") for approximately $32.7 million each with options for further equipment upgrades. As part of the contracts, Ardmore has also negotiated fixed price options for additional vessels. Ardmore expects to take delivery of the contracted vessels in the fourth quarter 2014 or in the first quarter 2015.

Fukuoka Shipbuilding Co. Ltd – Four Newbuildings
On August 21, 2013, Ardmore executed contracts for the construction of four 25,000 Dwt IMO 2 eco-design chemical tankers ordered from Fukuoka Shipbuilding Co. Ltd., Japan ("Fukuoka") for a total contract price of approximately $118,000,000. As part of the contracts, Ardmore has also negotiated fixed price options for additional vessels. Ardmore expects to take delivery of the contracted vessels between fourth quarter 2014 and fourth quarter 2015.

Vessel Deliveries

On June 7, 2013, the Company took delivery of the Ardmore Seaventure.  This vessel is built to the latest eco-design and includes upgrades for further improvements to enhance fuel efficiency. The Ardmore Seaventure began employment on a one-year time charter with Cargill at a rate of $19,500 per day for the first 60 days and $15,100 thereafter. Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services.

Vessel Employment

In July 2013, the Company renewed the time charter for the Ardmore Seafarer at an improved rate of $13,750 per day. In addition, the charter rate includes a performance bonus of up to $250 per day. The new charter is scheduled to expire in July 2014.

On August 3, 2013 following redelivery of the Ardmore Centurion from previous charterers, the Company delivered the vessel to Nordic Womar Pte Ltd to operate it under a third party spot chartering arrangement.  The third party spot chartering arrangement does not have a fixed expiration period.

Financing

On April 2, 2013, Ardmore entered into a capital lease agreement (bareboat charter) for the Ardmore Calypso and Ardmore Capella. In connection with the transaction, $17.9 million of outstanding senior debt was repaid in full. The capital lease is scheduled to expire in 2018 and includes a mandatory purchase obligation. The total amount financed under the capital lease arrangement was $31.5 million.

Results for the six months ended June 30, 2013 and 2012

For the six months ended June 30, 2013, the Company had an adjusted EBITDA (see Non-GAAP Measures section below) of $5.5 million, an increase of $2.2 million from the six months ended June 30, 2012. The Company had an adjusted net loss  (see Non-GAAP Measures section below) of $0.7 million, or $0.04 basic and diluted loss per share, excluding $0.4 million of fees and expenses incurred in connection with our IPO and $0.2 million of deferred finances fees written off in relation to the repayment of senior loan facilities on two vessels. This compared to an adjusted net loss of $1.7 million for the six months ended June 30, 2012 or $0.10 basic and diluted loss per share.

On an unadjusted basis, the Company reported a net loss of $1.2 million, or $0.07 basic and diluted loss per share, for the six months ended June 30, 2013, as compared to a net loss of $1.7 million, or $0.10 basic and diluted loss per share, for the six months ended June 30, 2012.

Results for the three months ended June 30, 2013 and 2012

For the three months ended June 30, 2013, the Company had an adjusted EBITDA (see Non-GAAP Measures section below) of $3.0 million, an increase of $0.9 million from the three months ended June 30, 2012. The Company had an adjusted net loss (see Non-GAAP Measures section below) of $0.7 million, or $0.04 basic and diluted loss per share, excluding $0.4 million of non-recurring fees and expenses incurred in connection with our initial public offering ("IPO") and $0.2 million of deferred finances fees written off in relation to the repayment of senior loan facilities on two vessels. This compared to an adjusted net loss of $0.5 million for the three months ended June 30, 2012, or $0.03 basic and diluted loss per share.

On an unadjusted basis, the Company reported a net loss of $1.2 million, or $0.07 basic and diluted loss per share, for the three months ended June 30, 2013 as compared to a net loss of $0.5 million, or $0.03 basic and diluted loss per share, for the three months ended June 30, 2012.

Management's Discussion and Analysis of Financial Results

Revenue for the three months ended June 30, 2013 was $8.3 million, an increase of $1.3 million, or 18.6%, from $7.0 million for the three months ended June 30, 2012. Product tanker revenue was $5.6 million for the three months ended June 30, 2013, an increase of $2.1 million, or 61.6%, from $3.5 million for the three months ended June 30, 2012. The increase primarily relates to additional revenue attributable to the Ardmore Seavaliant and Ardmore Seaventure, which were delivered to us on February 27, 2013 and June 7, 2013, respectively. Chemical tanker revenue on owned vessels was $2.8 million for the three months ended June 30, 2013, as compared to $2.8 million for the three months ended June 30, 2012. Ardmore previously chartered-in two chemical tankers, the Hellespont Crusader and the Hellespont Commander, commencing on May 12, 2011 and July 17, 2011, respectively. These vessels were redelivered to the owner on May 29, 2012 and June 23, 2012. These chartered-in vessels contributed $0 to revenue for the three months ended June 30, 2013 and contributed $0.8 million to revenue for the three months ended June 30, 2012.

Commissions and voyage related costs were $0.15 million for the three months ended June 30, 2013, a decrease of $0.02 million, or 12%, from $0.17 million for the three months ended June 30, 2012.

Vessel operating expenses were $4.4 million for the three months ended June 30, 2013, an increase of $1.0 million, or 29.2%, from $3.4 million for the three months ended June 30, 2012. Fleet operating costs per day (defined under Unaudited Other Operating Data below) were $6,443 for the three months ended June 30, 2013, an increase of $458, or 7.7%, from $5,985 for the three months ended June 30, 2012. The increase in vessel operating expenses primarily relates to additional vessels in operation and timing of vessel expenses.

We did not incur any charter hire costs during the three months ended June 30, 2013 as we redelivered our chartered-in vessels on May 29, 2012 and June 23, 2012, respectively. Charter hire costs were $0.8 million in the three months ended June 30, 2012.

Depreciation expense for the three months ended June 30, 2013 was $2.0 million, an increase of $0.4 million, or 25% from $1.6 million for the three months ended June 30, 2012. The increase is due to an increase in the average number of owned vessels to 7.2 from 6.0 for the three months ended June 30, 2013 and 2012, respectively, as a result of the delivery of the Ardmore Seavaliant and Ardmore Seaventure. Amortization of deferred drydock expenditure for the three months ended June 30, 2013 was $0.4 million, an increase of $0.4 million from $0 for the three months ended June 30, 2012. There were no vessels drydocked by Ardmore prior to June 30, 2012.

General and administrative expenses for the three months ended June 30, 2013 were $1.2 million, an increase of $0.5 million, or 71% from $0.7 million for the three months ended June 30, 2012. The increase is primarily due to IPO-related costs of approximately $0.4 million incurred in the three months ended June 30, 2013.

Interest expense and finance costs, which include loan interest, capital lease interest and amortization of deferred financing fees, were $1.4 million for the three months ended June 30, 2013, an increase of $0.4 million, or 40% from $1.0 million for the three months ended June 30, 2012. The variance was driven by an increase in our average debt balance due to the delivery of two vessels (the Ardmore Seavaliant and Ardmore Seaventure), additional interest costs associated with the capital lease facility for the Ardmore Calypso and Ardmore Capella executed in April 2013 and a write-off of $0.2 million of deferred financing fees upon the repayment of senior debt in connection with the capital lease.  These increases were partially offset by a decrease in interest costs associated with our revolving credit facility and an increase in the amount of capitalized interest.

Liquidity

As of June 30, 2013, the Company had $9.9 million in cash and $50.0 million available to draw down from its revolving credit facility.  Following completion of the IPO, the Company had approximately $138.3 million in cash as at August 6, 2013.  The revolving credit facility was repaid and discontinued in conjunction with the IPO.

The following debt and capital lease liabilities were outstanding as of June 30, 2013:
	As at
	Jun 30, 2013	Dec 31, 2012
Debt	$93,410,000	67,100,000
Capital Leases	31,140,399	-
Revolving Credit Facility	-	-
Total	$124,550,399	67,100,000

Dividend Policy

Ardmore currently intends to pay our stockholders quarterly dividends of $0.10 per share, or $0.40 per share per year. The Company expects to pay an initial dividend of $0.066 per share commencing in November 2013.

Conference Call

The Company will have a conference call on Monday August 26, 2013 at 11.00 AM Eastern Daylight Time. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 888-539-3678 (U.S.) or 719-457-2648 (International). The conference participant passcode is 8898817. To access the live webcast please visit: www.ardmoreshipping.com. If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 8898817 to access the audio replay.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands, provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 20 vessels including eight in operation and 12 on order with deliveries expected to begin in January 2014. We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers.

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation
Unaudited Condensed Interim Consolidated Balance Sheet
 (Expressed in U.S. Dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2013	Dec 31, 2012
Current assets
Cash and cash equivalents	$9,855,950	15,334,123
Receivables, trade	874,991	864,386
Working capital advances	939,119	1,573,955
Prepayments	372,336	223,471
Advances and deposits	987,595	423,703
Other receivables	198,491	498,259
Amounts due from related parties	-	-
Inventories	977,694	666,240
Total current assets	14,206,176	19,584,137

Non-current assets
Vessels and vessel equipment, net	201,614,852	125,478,619
Deferred dry dock expenditure, net	2,054,425	2,517,789
Vessels under construction	16,518,150	29,012,560
Other non-current assets, net	589,555	133,147
Deferred finance charges, net	3,975,959	3,234,216
Total non-current assets	224,752,941	160,376,331

TOTAL ASSETS	238,959,117	179,960,468

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	4,340,317	2,514,052
Charter revenue received in advance	1,241,426	851,045
Other payables	466,249	1,867
Amounts due to related parties	600,000	600,000
Accrued interest on loans	594,004	502,515
Short-term revolving credit facility	-	-
Current portion of long-term debt	9,100,000	6,819,918
Current portion of capital lease obligations	1,519,486	-
Total current liabilities	17,861,482	11,289,397

Non-current liabilities
Non-current portion of long-term debt	84,310,000	60,280,082
Non-current portion of capital lease obligations	29,620,913	-
Total non-current liabilities	113,930,913	60,280,082

Equity
Share capital	100	100
Additional paid in capital	117,078,877	117,073,252
Accumulated deficit	(9,912,255)	(8,682,363)
Total equity	107,166,722	108,390,989

TOTAL LIABILITIES AND EQUITY	$238,959,117	179,960,468

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation
Unaudited Condensed Interim Statement of Comprehensive Income
 (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Six months ended
REVENUE	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Revenue	$8,345,281	7,034,352	15,620,366	13,813,091

OPERATING EXPENSES
Commissions and voyage related costs	148,346	166,157	324,082	329,048
Vessel operating expenses	4,353,343	3,368,285	8,230,152	7,038,831
Charter hire costs	-	790,553	-	1,699,942
Depreciation	2,024,909	1,552,632	3,728,926	3,103,688
Amortization of deferred dry dock expenditure	365,526	-	714,422	-
General and administrative expenses	1,235,520	685,270	1,897,536	1,406,475
Total operating expenses	8,127,644	6,562,897	14,895,118	13,577,984

Profit from operations	217,637	471,455	725,248	235,107

Interest expense and finance costs	(1,400,413)	(963,585)	(1,942,949)	(1,959,998)
Interest income	1,310	838	2,191	1,666

Loss before taxes	(1,181,466)	(491,292)	(1,215,510)	(1,723,225)

Income tax	(7,734)	(7,769)	(14,382)	(15,541)

Net loss	(1,189,200)	(499,061)	(1,229,892)	(1,738,766)

Other comprehensive income	-	-	-	-

Comprehensive loss	$(1,189,200)	(499,061)	(1,229,892)	(1,738,766)

Loss per share, basic and diluted	$(0.15)	(0.06)	(0.15)	(0.22)
Weighted average number of shares, basic and diluted (Pro forma giving effect to the pre-IPO reorganisation)	8,050,000	8,050,000	8,050,000	8,050,000

Loss per share, basic and diluted	$(0.07)	(0.03)	(0.07)	(0.10)
Weighted average number of shares, basic and diluted (Pro forma post completion of the IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation
Unaudited Condensed Interim Statement of Cash Flows
 (Expressed in U.S. Dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2013	Jun 30, 2012
OPERATING ACTIVITIES
Net loss	$(1,229,892)	(1,738,766)
Non-cash items:
Share based compensation	5,625	5,625
Depreciation	3,728,926	3,103,688
Amortization of deferred dry dock expenditure	714,422	-
Amortization of deferred finance charges	420,882	149,270
Changes in operating assets and liabilities:
Receivables, trade	(10,605)	(87,928)
Working capital advances	634,836	553,842
Prepayments	(148,865)	(701,533)
Advances and deposits	(563,892)	(139,861)
Other receivables	299,768	253,166
Inventories	(311,454)	43,535
Payables, trade	1,826,265	424,655
Charter revenue received in advance	390,381	19,096
Other payables	14,382	(34,800)
Amounts due to related parties	-	(149,700)
Accrued interest on loans	91,489	96,413
Deferred dry dock expenditure	(251,058)	(405,538)
Net cash provided by operating activities	5,611,210	1,391,164

INVESTING ACTIVITIES
Payments for vessels and equipment	(59,097,783)	(65,625)
Payments for vessels under construction	(8,253,266)	(8,264,884)
Payments for other non-current assets	(26,108)	(50,247)
Net cash used in investing activities	(67,377,157)	(8,380,756)

FINANCING ACTIVITIES
Short-term revolving credit facility	-	9,900,000
Proceeds from long-term debt	47,030,000	-
Repayments of long term debt	(20,720,000)	(2,800,000)
Proceeds from capital leases	31,500,000	-
Repayments of capital leases	(359,601)	-
Payments for deferred finance charges	(1,162,625)	(334,474)
Additional paid in capital	-	-
Net cash provided by financing activities	56,287,774	6,765,526

Net movement in cash and cash equivalents	(5,478,173)	(224,066)

Cash and cash equivalents at the beginning of the period	15,334,123	5,460,304

Cash and cash equivalents at the end of the period	$9,855,950	5,236,238

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation
Unaudited Other Operating Data
 (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

ADJUSTED EBITDA1	$2,960,572	2,024,386	5,521,096	3,338,795

AVERAGE DAILY DATA
Fleet time charter equivalent per day	12,706	11,141	12,932	10,918
Fleet operating costs per day	6,443	5,985	6,471	6,276

MR Tankers "Eco-design"
TCE2 per day	16,417	-	16,556	-
Vessel operating costs3 per day	6,079	-	6,049	-

MR Tankers "Eco-Mod"
TCE2 per day	13,698	13,119	13,726	13,300
Vessel operating costs3 per day	6,789	6,243	6,654	6,400

Chemical Tankers "Eco-Mod"
TCE2 per day	10,183	9,777	11,170	9,335
Vessel operating costs3 per day	6,248	5,728	6,400	6,152

FLEET
Average number of owned vessels	7.2	6.0	6.8	6.0
Average number of chartered vessels	-	1.4	-	1.5

(1)	Adjusted EBITDA is reconciled under the "Non-GAAP Measures" section below.
(2)	Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus CVE.
(3)
Vessel operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs and technical management fees. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

Ardmore Shipping Corporation
Fleet List as of August 26th, 2013

VESSEL NAME	TYPE	DWT	IMO	DELIVERY	BUILT	FLAG	EMPLOYMENT	SPECIFICATION
In Operation
Ardmore Seavaliant1	Product	49,999	3	Feb-13	Korea	MI	Time Charter	Eco-Design
Ardmore Seaventure2	Product	49,999	3	Jun-13	Korea	MI	Time Charter	Eco-Design
Ardmore Seamaster3	Product	45,840	-	Sep-04	Japan	MI	Time Charter	Eco-Mod
Ardmore Seafarer4	Product	45,744	-	Aug-04	Japan	MI	Time Charter	Eco-Mod
Ardmore Seatrader5	Product	47,141	-	Dec-02	Japan	MI	Time Charter	Eco-Mod
Ardmore Centurion6	Chemical	29,006	2	Nov-05	Korea	MI	Time Charter	Eco-Mod
Ardmore Calypso7	Chemical	17,589	2	Jan-10	Korea	MI	Pool	Eco-Mod
Ardmore Capella7	Chemical	17,567	2	Jan-10	Korea	MI	Pool	Eco-Mod

On Order
SPP Hull S-51188	Product	49,999	3	1Q14	Korea	MI	Time Charter	Eco-Design
SPP Hull S-51198	Product	49,999	3	1Q14	Korea	MI	Time Charter	Eco-Design
SPP Hull TBA #19	Product	50,300	3	1Q15	Korea	MI	TBD	Eco-Design
SPP Hull TBA #29	Product	50,300	3	2Q15	Korea	MI	TBD	Eco-Design
SPP Hull TBA #39	Product	50,300	3	3Q15	Korea	MI	TBD	Eco-Design
SPP Hull TBA #49	Product	50,300	3	3Q15	Korea	MI	TBD	Eco-Design
HMD Hull 248010	Chemical	37,000	2	4Q14	Korea	MI	TBD	Eco-Design
HMD Hull 248110	Chemical	37,000	2	4Q14	Korea	MI	TBD	Eco-Design
FKA Hull 206211	Chemical	25,000	2	4Q14	Japan	MI	TBD	Eco-Design
FKA Hull 206311	Chemical	25,000	2	1Q15	Japan	MI	TBD	Eco-Design
FKA Hull 206511	Chemical	25,000	2	3Q15	Japan	MI	TBD	Eco-Design
FKA Hull 206711	Chemical	25,000	2	4Q15	Japan	MI	TBD	Eco-Design

Total	20	778,083

(1)	On charter for one year at a rate of $17,000 per day for the first 60 days plus $15,000 per day thereafter, expiring in February 2014. CVE income is $1,500 per month.
(2)	On charter for one year at a rate of $19,500 per day for the first 60 days plus $15,100 per day thereafter, expiring in June 2014. CVE income is $1,500 per month.
(3)	On charter for three years at a rate of $14,175 per day, expiring October 2013. CVE income is $1,500 per month.
(4)	On charter for one year at a rate of $13,750 per day plus a performance bonus of up to $250 per day, expiring July 2014. CVE income is $1,000 per month.
(5)	On charter for ten months at a rate of $13,500 per day, expiring in December 2013 with an option to extend for a further eight months at a rate of $14,250 per day. CVE income is $1,500 per month.
(6)	Employed under a third party spot chartering arrangement.
(7)	Employed in a third party commercial pool for chemical tankers.
(8)
SPP Shipbuilding Hull S-5118 / S-5119 are due to deliver from SPP Shipbuilding Co. Ltd in January 2014 and following delivery they will be employed on a one year time charter with Mansel Ltd at a rate of $15,600 per day with charterers options for years two and years three, at rates to be agreed.

(9)
SPP Hull #1, #2, #3 and #4 are due commence delivery from SPP Shipbuilding Co. Ltd, in April 2015 and following delivery they will be employed under a third party spot chartering arrangement with Mansel Ltd as part of Mansel's pooling operations.

(10)
HMD Hull 2480 and Hull 2481 are due commence delivery from Hyundai Mipo Dockyard Co. Ltd, South Korea in the fourth quarter of 2014 or in the first quarter of 2015 and following delivery it is envisioned they will be deployed on a one year time charter or in the spot market.

(11)
FKA Hull 2062, Hull 2063, Hull 2065 and Hull 2067 are due to commence delivery from Fukuoka Shipbuilding Co. Ltd, Japan in November 2014 and following delivery it is envisioned they will be deployed on a one year time charter or in the spot market.

Non-GAAP Measures

This press release describes adjusted net loss and adjusted EBITDA which are not measures prepared in accordance with U.S. GAAP. These Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.

Adjusted net loss:

	Three months ended		Six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Net loss	$(1,189,200)	(498,763)	(1,229,892)	(1,738,766)
IPO related fees and expenses	352,500	-	352,500	-
Deferred finance fee write off	179,816	-	179,816	-
Adjusted net loss	(656,884)	(498,763)	(697,576)	(1,738,766)

Adjusted loss per share, basic and diluted	(0.04)	(0.03)	(0.04)	(0.10)
Weighted average number of shares, basic and diluted (Pro forma post completion of the IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Adjusted EBITDA:

	Three months ended		Six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Net loss	$(1,189,200)	(498,763)	(1,229,892)	(1,738,766)
Interest income	(1,310)	(838)	(2,191)	(1,666)
Interest expense and finance costs	1,400,413	963,586	1,942,949	1,959,998
Income tax	7,734	7,769	14,382	15,541
Depreciation	2,024,909	1,552,632	3,728,926	3,103,688
Amortization of deferred dry dock expenditure	365,526	-	714,422	-
IPO related fees and expenses	352,500	-	352,500	-
Adjusted EBITDA	$2,960,572	2,024,386	5,521,096	3,338,795

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com